SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SciClone Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

80862K104

(CUSIP Number)

Sigma-Tau Finanziaria S.p.A.

Corporate Legal Department

Attn:Fabio Amabile

Via Sudafrica, 20

Rome, Italy 00144

Tel. +39 06 54277176

With a copy to:

Howard L. Shecter, Esq.

Orrick, Herrington & Sutcliffe, LLP

666 Fifth Avenue

New York, NY 10103-0001

                                    212-506-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

                                December 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 26 Pages)

---------------

* The remainder of this cover page shall be filled out for a reporting person&#65533;s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 80862K104	Page 2 of 26 Pages

1	Name of Reporting Person: Paolo Cavazza
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) [ ]
3	SEC Use Only
4	Source of Funds: PF, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 9,853,261
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 9,853,261
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13

Percent of Class Represented by Amount In Row 11:

21.3% (based on 46,219,562 shares of Common Stock outstanding as of November 4, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the U.S. Securities and Exchange Commission on November 6, 2008).

14	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP NO. 80862K104	Page 3 of 26 Pages

1	Name of Reporting Person: Claudio Cavazza
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) [ ]
3	SEC Use Only
4	Source of Funds: PF, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 9,853,261
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 9,853,261
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13

Percent of Class Represented by Amount In Row 11:

21.3% (based on 46,219,562 shares of Common Stock outstanding as of November 4, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the U.S. Securities and Exchange Commission on November 6, 2008).

14	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP NO. 80862K104	Page 4 of 26 Pages

1	Name of Reporting Person: Sigma-Tau Finanziaria S.p.A.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) [ ]
3	SEC Use Only
4	Source of Funds: AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 9,853,261
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 9,853,261
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13

Percent of Class Represented by Amount In Row 11:

21.3% (based on 46,219,562 shares of Common Stock outstanding as of November 4, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the U.S. Securities and Exchange Commission on November 6, 2008).

14	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP NO. 80862K104	Page 5 of 26 Pages

1	Name of Reporting Person: Defiante Farmaceutica S.A.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) [ ]
3	SEC Use Only
4	Source of Funds: WC, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Portugal
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 9,853,261
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 9,853,261
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13

Percent of Class Represented by Amount In Row 11:

21.3% (based on 46,219,562 shares of Common Stock outstanding as of November 4, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the U.S. Securities and Exchange Commission on November 6, 2008).

14	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP NO. 80862K104	Page 6 of 26 Pages

1	Name of Reporting Person: Aptafin S.p.A.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) [ ]
3	SEC Use Only
4	Source of Funds: WC, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 9,853,261
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 9,853,261
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13

Percent of Class Represented by Amount In Row 11:

21.3% (based on 46,219,562 shares of Common Stock outstanding as of November 4, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the U.S. Securities and Exchange Commission on November 6, 2008).

14	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP NO. 80862K104	Page 7 of 26 Pages

1	Name of Reporting Person: Chaumiere-Consultadoria e Servicos, Sociedade Unipessoal, LdA
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) [ ]
3	SEC Use Only
4	Source of Funds: WC, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Portugal
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 9,853,261
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 9,853,261
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13

Percent of Class Represented by Amount In Row 11:

21.3% (based on 46,219,562 shares of Common Stock outstanding as of November 4, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the U.S. Securities and Exchange Commission on November 6, 2008).

14	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP NO. 80862K104	Page 8 of 26 Pages

Item 1.                 Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of SciClone Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 950 Tower Lane, Suite 900, Foster City, California 94404.

Item 2.	Identity and Background.

(a) This statement is filed by Paolo Cavazza, Claudio Cavazza, Sigma-Tau Finanziaria S.p.A. ("Sigma-Tau"), Defiante Farmaceutica S.A. ("Defiante"), Aptafin S.p.A. ("Aptafin") and Chaumiere-Consultadoria e Servicos, Sociedade Unipessoal, LdA ("Chaumiere") (Chaumiere, together with Aptafin, Defiante, Sigma-Tau, Claudio Cavazza and Paolo Cavazza are the "Reporting Persons".) The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference. Paolo Cavazza directly and indirectly owns 38% of Sigma-Tau. Claudio Cavazza directly and indirectly owns 57% of Sigma-Tau. Defiante is 58% directly owned by Sigma-Tau and 42% directly owned by Sigma-Tau's wholly-owned subsidiary Sigma Tau International S.A. Aptafin is 100% directly and indirectly owned by Paolo Cavazza. Chaumiere is 100% indirectly owned by Aptafin through its wholly-owned subsidiary SINAF S.A.

(b) The address of Paolo Cavazza is Via Tesserete 10, Lugano, Switzerland 6900. The business address of Claudio Cavazza is Via Pontina Km. 30,400-00040, Pomezia (Rome) Italy.  The business address of Sigma-Tau is Via Sudafrica 20, Rome, Italy 00144. The business address of Defiante is Rua dos Ferreiros 260, Funchal – Madeira (Portugal) 9000-082. The business address of Aptafin is Viale Shakespeare 47, Rome, Italy 00144. The business address of Chaumiere is 77 – 6° F Avenida Arriaga Edificio Forum P-9000 Funchal – Madeira (Portugal).

(c), (f) Paolo Cavazza is an Italian citizen. Paolo Cavazza's principal occupation is as an entrepreneur in the pharmaceutical business. Claudio Cavazza is an Italian citizen. Claudio Cavazza's principal occupation is as an entrepreneur in the pharmaceutical business. Claudio Cavazza is President of Sigma-Tau. Sigma-Tau is an Italian corporation. The principal business of Sigma-Tau is as a parent holding company whose principal assets consist of the common stock of its subsidiaries, forming a fully integrated pharmaceutical company operating in Europe, Asia, the United States and Africa. Defiante is a Portuguese corporation. The principal business of Defiante is as a commercial pharmaceutical company. Aptafin is an Italian corporation. The principal business of Aptafin is as a parent holding company whose principal assets consist of the common stock of various entities mainly in the pharmaceutical industry. Chaumiere is a Portuguese corporation. The principal business of Chaumiere is as a parent holding company whose principal assets consist of the common stock of various entities including, among other things, entities participating in the pharmaceutical industry.

The following information with respect to each executive officer and director of Sigma-Tau, Defiante, Aptafin and Chaumiere is set forth in Schedule A hereto: (i) name; (ii) business address; (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

SCHEDULE 13D

CUSIP NO. 80862K104	Page 9 of 26 Pages

(d), (e) During the last five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the individuals set forth in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds.

Paolo Cavazza used approximately $2,388,531 of personal funds to purchase 822,815 shares of Common Stock including through the exercise of put options and call options.

Claudio Cavazza used approximately $1,031,414 of personal funds to purchase 394,615 shares of Common Stock including through the exercise of put options and call options.

Defiante used approximately $23,238,577 of working capital to purchase 6,580,938 shares of Common Stock including through the exercise of put options and call options.

Aptafin used approximately $2,510,473 of working capital to purchase 765,841 shares of Common Stock including through the exercise of put options and call options.

Chaumiere used approximately $3,126,606 of working capital to purchase 1,289,052 shares of Common Stock including through the exercise of put options and call options.

Item 4.	Purpose of Transaction.

The Reporting Persons originally acquired the shares reported herein to make an equity investment in the Issuer. The Reporting Persons expect to review and evaluate their investment in the Issuer on an ongoing basis, and they may determine to change their investment intent with respect to the Issuer at any time and reserve their right to increase their holdings or to dispose of all or a portion of their holdings at any time or from time to time.

The Reporting Persons are considering the possibility of increasing their equity investment in the Issuer if arrangements for such an increase could be made with the approval of the Board of Directors of the Issuer. On December 11, 2008 representatives of the Reporting Persons met with representatives of the Issuer to discuss steps the Issuer might take to increase shareholder value. The representatives of the Reporting Persons also presented the possibility of the Reporting Persons making an additional equity investment in the Issuer in cooperation with the Issuer's Board of Directors and having designees of the Reporting Persons added to the Board of Directors of the Issuer. No agreement or understanding was reached regarding either of these matters.

The Reporting Persons have no definite plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The adoption of any plan or proposal relating to a transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D will depend upon overall market

SCHEDULE 13D

CUSIP NO. 80862K104	Page 10 of 26 Pages

and industry conditions, other investment opportunities available to the Reporting Persons, the Issuer's financial position and investment strategy, and the availability of the Issuer's shares at prices that would make the acquisition of additional shares desirable.

The Reporting Persons may take such action with respect to their investment in the Issuer as they deem appropriate including, without limitation, having discussions with other stockholders and engaging in discussions with and making suggestions to the Board and the management of the Issuer concerning changes to the capitalization, ownership structure, operations or Board composition of the Issuer.

Item 5.	Interest in Securities of the Company.

(a), (b) As of the close of business on November 4, 2008, the Reporting Persons beneficially own an aggregate of 9,853,261 shares of Common Stock of the Issuer, representing 21.3% of the Common Stock outstanding. Because they may be considered a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, the Reporting Persons may be deemed to beneficially own (i) the 822,815 shares directly owned by Paolo Cavazza, (ii) the 394,615 shares directly owned by Claudio Cavazza, (iii) the 6,580,938 shares directly owned by Defiante, (iv) the 765,841 shares directly owned by Aptafin and (iv) the 1,289,052 shares directly owned by Chaumiere. References to beneficial ownership are made herein solely with respect to U.S. securities laws.

Percentage interest calculations for the Reporting Persons are based upon the Issuer having 46,219,562 shares of Common Stock outstanding as of November 4, 2008, as reported by the Issuer in the Issuer's Form 10-Q for the quarterly period ended September 30, 2008 filed with the SEC on November 6, 2008.

References to voting power and dispositive power are made herein solely with respect to U.S. securities laws.

Pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, Paolo Cavazza may be deemed to be the beneficial owner of 9,853,261 shares of Common Stock of the Issuer, which constitutes approximately 21.3% of the Common Stock outstanding. The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or to direct the vote is zero. The number of shares of Common Stock as to which Paolo Cavazza shares the power to vote or to direct the vote is 9,853,261. The number of shares of Common Stock as to which Paolo Cavazza has the sole power to dispose or to direct the disposition is zero. The number of shares of Common Stock as to which Paolo Cavazza shares the power to dispose or to direct the disposition is 9,853,261.

Pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, Claudio Cavazza may be deemed to be the beneficial owner of 9,853,261 shares of Common Stock of the Issuer, which constitutes approximately 21.3% of the Common Stock outstanding. The number of shares of Common Stock as to which Claudio Cavazza has the sole power to vote or to direct the vote is zero. The number of shares of Common Stock as to which Claudio Cavazza shares the power to vote or to direct the vote is 9,853,261. The number of shares of Common Stock as to which Claudio Cavazza has the sole power to dispose or to direct the disposition is zero. The number of shares of Common Stock as to which Claudio Cavazza shares the power to dispose or to direct the disposition is 9,853,261.

SCHEDULE 13D

CUSIP NO. 80862K104	Page 11 of 26 Pages

Pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, Sigma-Tau may be deemed to be the beneficial owner of 9,853,261 shares of Common Stock of the Issuer, which constitutes approximately 21.3% of the Common Stock outstanding. The number of shares of Common Stock as to which Sigma-Tau has the sole power to vote or to direct the vote is zero. The number of shares of Common Stock as to which Sigma-Tau shares the power to vote or to direct the vote is 9,853,261. The number of shares of Common Stock as to which Sigma-Tau has the sole power to dispose or to direct the disposition is zero. The number of shares of Common Stock as to which Sigma-Tau shares the power to dispose or to direct the disposition is 9,853,261.

Pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, Defiante may be deemed to be the beneficial owner of 9,853,261 shares of Common Stock of the Issuer, which constitutes approximately 21.3% of the Common Stock outstanding. The number of shares of Common Stock as to which Defiante has the sole power to vote or to direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or to direct the vote is 9,853,261. The number of shares of Common Stock as to which Defiante has the sole power to dispose or to direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or to direct the disposition is 9,853,261.

Pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, Aptafin may be deemed to be the beneficial owner of 9,853,261 shares of Common Stock of the Issuer, which constitutes approximately 21.3% of the Common Stock outstanding. The number of shares of Common Stock as to which Aptafin has the sole power to vote or to direct the vote is zero. The number of shares of Common Stock as to which Aptafin shares the power to vote or to direct the vote is 9,853,261. The number of shares of Common Stock as to which Aptafin has the sole power to dispose or to direct the disposition is zero. The number of shares of Common Stock as to which Aptafin shares the power to dispose or to direct the disposition is 9,853,261.

Pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, Chaumiere may be deemed to be the beneficial owner of 9,853,261 shares of Common Stock of the Issuer, which constitutes approximately 21.3% of the Common Stock outstanding. The number of shares of Common Stock as to which Chaumiere has the sole power to vote or to direct the vote is zero. The number of shares of Common Stock as to which Chaumiere shares the power to vote or to direct the vote is 9,853,261. The number of shares of Common Stock as to which Chaumiere has the sole power to dispose or to direct the disposition is zero. The number of shares of Common Stock as to which Chaumiere shares the power to dispose or to direct the disposition is 9,853,261.

To the best knowledge of the Reporting Persons, none of the executive officers or directors listed on Schedule A hereto, except for those who are Reporting Persons, own any Common Stock directly. By virtue of their position as executive officers or directors of Sigma-Tau, Defiante, Aptafin or Chaumiere, the persons listed on Schedule A may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock beneficially owned by Reporting Persons. The persons listed on Schedule A, except for those who are Reporting Persons, disclaim beneficial ownership of the Common Stock beneficially owned by Reporting Persons.

SCHEDULE 13D

CUSIP NO. 80862K104	Page 12 of 26 Pages

(c) No transactions involving the Common Stock of the Issuer were effected during the past sixty days by any of the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock directly beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

As permitted in the Rights Agreement dated as of December 19, 2006 between the Issuer and Mellon Investor Services LLC (the "Rights Agreement", on September 10, 2007 the Issuer's Board of Directors approved a potential increase in the number of shares of the Issuer's Common Stock beneficially owned by Sigma-Tau, together with all of its Affiliates and Associates (each as defined in the Rights Agreement), so long as (i) Sigma-Tau, its Affiliates or Associates, become the beneficial owners of such additional shares on or before September 10, 2008, and (ii) such increase does not exceed 5,000,000 shares above the number of shares already beneficially owned by Sigma-Tau and its Affiliates and Associates as of September 10, 2007 (a "Sigma-Tau Ownership Increase").  If the Board of the Issuer had not provided such prior approval of a Sigma-Tau Ownership Increase, then the date of the occurrence of any increase in beneficial ownership by Sigma-Tau, its Affiliates or Associates, if any, would constitute a Distribution Date (as defined in the Rights Agreement) and would trigger certain events under the Rights Agreement, including without limitation the exercisability of the Rights (as defined in the Rights Agreement); however, because the Board has provided such prior approval, such events will not be triggered under the Rights Agreement in the event of a Sigma-Tau Ownership Increase.  On September 14, 2007, the Issuer filed a press release with the U.S. Securities and Exchange Commission under the cover of a Form 8-K to announce this material modification to the rights of security holders. The Issuer's Form 8-K is incorporated herein by reference.

Pursuant to a Common Stock Purchase Agreement between the Issuer and Sigma-Tau Finance S.A. dated March 3, 2000 ("Purchase Agreement"), the Issuer agreed with Sigma-Tau Finance S.A. that upon receiving marketing approval from either (i) the European Agency for the Evaluation of Medicinal Products (EMEA) or (ii) rapportear country in certain territories for the marketing and sale of the Issuer's pharmaceutical product ZADAXIN for the treatment of hepatitis C (the "Approval Date"), the Issuer shall issue and sell to Sigma-Tau Finance S.A. shares of the Issuer's Common Stock for an aggregate consideration of $5,000,000 at a per share price equal to a 20% premium over the average of the closing sale price of the Issuer's Common Stock as quoted on the NASDAQ Stock Market for the 30 trading days prior to the Approval Date.  On November 8, 2002 Sigma-Tau Finance International S.A. (formerly Sigma-Tau Finance S.A.) was merged into Sigma Tau International S.A., an affiliate of Defiante and Sigma-Tau. The Approval Date has not occurred.

Pursuant to Common Stock Purchase Agreements between the Issuer, Defiante and Aptafin dated January 21, 2003, the Issuer agreed to issue and sell to Defiante and Aptafin shares of the Issuer's Common Stock for an aggregate consideration of $1,800,000 at a per

SCHEDULE 13D

CUSIP NO. 80862K104	Page 13 of 26 Pages

share price equal to the average of the closing sale price as quoted on the NASDAQ Stock Market for the four (4) trading days through and including the Closing Date of January 24, 2003.

To the best knowledge of the Reporting Person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.
Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of December 16, 2008
Exhibit 2	Common Stock Purchase Agreement dated March 3, 2000*
Exhibit 3	Common Stock Purchase Agreement dated January 21, 2003†
Exhibit 4	Rights Agreement dated December 19, 2006‡
Exhibit 5	Material Modification to Rights of Security Holders dated September 10, 2007§
Exhibit 6	Power of Attorney dated March 14, 2005 by Paolo Cavazza**
Exhibit 7	Power of Attorney dated March 14, 2005 by Claudio Cavazza††
Exhibit 8	Power of Attorney dated March 14, 2005 by Defiante‡‡
Exhibit 9	Power of Attorney dated March 14, 2005 by Aptafin
Exhibit 10	Power of Attorney dated March 15, 2005 by Chaumiere
Exhibit 11	Power of Attorney dated December 11, 2008 by Sigma-Tau

_________________________

*  Incorporated by reference from Exhibit 1 to Schedule 13D, filed with the U.S. Securities and Exchange Commission by Paolo Cavazza on November 23, 2007.

†  Incorporated by reference from Exhibit 10.26 to Form 10-K, filed with the U.S. Securities and Exchange Commission by SciClone Pharmaceuticals, Inc. on March 26, 2003.

‡  Incorporated by reference from Exhibit 4.1 to Form 8-K, filed with the U.S. Securities and Exchange Commission by SciClone Pharmaceuticals, Inc. on December 22, 2006.

§  Incorporated by reference from Form 8-K, filed with the U.S. Securities and Exchange Commission by SciClone Pharmaceuticals, Inc. on September 14, 2007.

**  Incorporated by reference from Exhibit 24 to Form 4, filed with the U.S. Securities and Exchange Commission by Paolo Cavazza on March 31, 2005.

††  Incorporated by reference from Exhibit 24 to Form 4, filed with the U.S. Securities and Exchange Commission by Claudio Cavazza on April 1, 2005.

‡‡  Incorporated by reference from Exhibit A to Schedule 13G, filed with the U.S. Securities and Exchange Commission by Defiante on March 31, 2005.

SCHEDULE 13D

CUSIP NO. 80862K104	Page 14 of 26 Pages

[Signature pages to follow]

SCHEDULE 13D

CUSIP NO. 80862K104	Page 15 of 26 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 16, 2008

PAOLO CAVAZZA

By: /s/ Maurizio Terenzi

Name: Maurizio Terenzi

Title: Attorney-in-fact

CLAUDIO CAVAZZA

By: /s/ Maurizio Terenzi

Name: Maurizio Terenzi

Title: Attorney-in-fact

SIGMA-TAU FINANZIARIA S.P.A.

By: /s/ Maurizio Terenzi

Name: Maurizio Terenzi

Title: Attorney-in-fact

DEFIANTE FARMACEUTICA S.A.

By: /s/ Maurizio Terenzi

Name: Maurizio Terenzi

Title: Attorney-in-fact

SCHEDULE 13D

CUSIP NO. 80862K104	Page 16 of 26 Pages

APTAFIN S.P.A.

By: /s/ Maurizio Terenzi

Name: Maurizio Terenzi

Title: Attorney-in-fact and Managing Director

CHAUMIERE-CONSULTADORIA E SERVICOS, SOCIEDADE UNIPESSOAL, LDA

By: /s/ Maurizio Terenzi

Name: Maurizio Terenzi

Title: Attorney-in-fact

SCHEDULE 13D

CUSIP NO. 80862K104	Page 17 of 26 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Sigma-Tau Finanziaria S.p.A

NAME and TITLE	POSITION	TITLE and BUSINESS ADDRESS	CITIZENSHIP
Claudio Cavazza	President	Pharmaceutical Industry Entrepreneur via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Ugo Di Francesco	Vice President and Chief Executive Officer	Executive Sigma-Tau Finanziaria SpA via Sudafrica, 20, 00144 Rome, Italy	Italian
Marco Codella	Managing Director	Executive Sigma-Tau Industrie Farmaceutiche Riunite SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Mauro Bove	Managing Director	Executive Sigma-Tau Finanziaria SpA via Sudafrica, 20, 00144 Rome, Italy	Italian
Stefano Marino	Managing Director	Executive Sigma-Tau Industrie Farmaceutiche Riunite SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Trevor M. Jones CBA	Director	Professor Woodhyrst House 18 Friths Drive REIGATE Surrey Great Britain	British
Emilio Plat&#65533;	Director	Business Consultant Sigma-Tau Finanziaria SpA Via Finocchiaro Aprile n.5, Varese (Italy)	Italian
Mario Artali	Director	Deputy Chairman Banca Popolare di Milano Piazza F. Meda 4, 20121 Milano , Italy	Italian
Enrico Cavazza	Director	Executive Sigma-Tau Industrie Farmaceutiche Riunite SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Marco Cerrina Feroni	Director	Executive Intesa Sanpaolo SpA Piazza Paolo Ferrari 10 20121 Milano, Italy	Italian

SCHEDULE 13D

CUSIP NO. 80862K104	Page 18 of 26 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Defiante Farmaceutica S.A.

NAME	POSITION	TITLE and BUSINESS ADDRESS	CITIZENSHIP
Massimo Mineo	Director	Executive Sigma-Tau Industrie Farmaceutiche Riunite SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Raffaele Sanguigni	Director - President	Executive Sigma-Tau Industrie Farmaceutiche Riunite SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Paulo Alexandre da Mota Viegas	Director	General Manager Defiante Farmaceutica SA Rua da Alfândega, n. 78 Funchal – Madeira (Portugal) 9000-059	Portuguese
Pedro Moreira da Cruz Quintas	Director	Attorney QJF Sociedade de Advogados Rua dos Ferreiros, 260 Funchal – Madeira (Portugal) 9000-082	Portuguese
Carla Emanuel Arruda Jardim Fernandes	Director	Attorney QJF Sociedade de Advogados Rua dos Ferreiros, 260 Funchal – Madeira (Portugal) 9000-082	Portuguese

SCHEDULE 13D

CUSIP NO. 80862K104	Page 19 of 26 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Aptafin S.p.A.

NAME	POSITION	TITLE and BUSINESS ADDRESS	CITIZENSHIP
Cristina Cavazza	President	Journalist Via Andrea Maria Ampère 97 20131 Milano - (Italy)	Italian
Maurizio Terenzi	Managing Director	Executive Sigma-Tau Finanziaria SpA via Sudafrica, 20, 00144 Rome, Italy	Italian
Antonio Nicolai	Director	Consultant Prassis Istituto di Ricerche Sigma Tau SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Emanuela Cavazza	Director	Actress Viale dell'Umanesimo 178 – 00144 Rome (Italy)	Italian

SCHEDULE 13D

CUSIP NO. 80862K104	Page 20 of 26 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Chaumiere-Consultadoria e Servicos, Sociedade Unipessoal, LdA

NAME	POSITION	TITLE and BUSINESS ADDRESS	CITIZENSHIP
Roberto Carlos de Castro Abreu	Director	Business Consultant Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal	Portuguese
Joâo Josè de Freitas Rodrigues	Director	Business Consultant Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal	Portuguese

SCHEDULE 13D

CUSIP NO. 80862K104	Page 21 of 26 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, on behalf of each of them, of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, $0.001 par value per share, of SciClone Pharmaceuticals, Inc., and that this Agreement be included as an Exhibit to such joint filing. The undersigned acknowledge and agree that all subsequent amendments to Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained in Schedule 13D and any amendments thereto, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in counterparts, all of which taken together shall constitute one and the same instrument.

[Signature pages to follow]

SCHEDULE 13D

CUSIP NO. 80862K104	Page 22 of 26 Pages

SIGNATURES

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 16th day of December, 2008.

PAOLO CAVAZZA

By: /s/ Maurizio Terenzi

Name: Maurizio Terenzi Title: Attorney-in-fact

CLAUDIO CAVAZZA

By: /s/ Maurizio Terenzi

Name: Maurizio Terenzi Title: Attorney-in-fact

SIGMA-TAU FINANZIARIA S.P.A.

By: /s/ Maurizio Terenzi

Name: Maurizio Terenzi Title: Attorney-in-fact

DEFIANTE FARMACEUTICA S.A.

By: /s/ Maurizio Terenzi

Name: Maurizio Terenzi Title: Attorney-in-fact

SCHEDULE 13D

CUSIP NO. 80862K104	Page 23 of 26 Pages

APTAFIN S.P.A.

By: /s/ Maurizio Terenzi
Name:	Maurizio Terenzi
Title:	Attorney-in-fact and Managing Director

CHAUMIERE-CONSULTADORIA E SERVICOS, SOCIEDADE UNIPESSOAL, LDA

By: /s/ Maurizio Terenzi

Name: Maurizio Terenzi

Title: Attorney-in-fact

SCHEDULE 13D

CUSIP NO. 80862K104	Page 24 of 26 Pages

Exhibit 9

POWER OF ATTORNEY

Each of the undersigned does hereby constitute and appoint each of Antonio Nicolai and Maurizio Terenzi, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of (i) the beneficial ownership of equity securities of SciClone Pharmaceuticals, Inc. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder and (ii) the disposition of equity securities of SciClone Pharmaceuticals, Inc. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act.  Each of the undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 14th day of March, 2005.

APTAFIN S.P.A.

By:/s/ Piero Belletti

Name: Piero Belletti

Title: Amministratore Delegato

SCHEDULE 13D

CUSIP NO. 80862K104	Page 25 of 26 Pages

Exhibit 10

POWER OF ATTORNEY

Each of the undersigned does hereby constitute and appoint each of Antonio Nicolai and Maurizio Terenzi, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of (i) the beneficial ownership of equity securities of SciClone Pharmaceuticals, Inc. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder and (ii) the disposition of equity securities of SciClone Pharmaceuticals, Inc. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act.  Each of the undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 15th day of March, 2005.

CHAUMIERE-CONSULTADORIA & SERVICOS SCD
UNIPESSOAL LDA

By: /s/ Roberto Carlos de Castro Abreu / Joâo Josè de Freitas Rodrigues
         Name: Roberto Carlos de Castro Abreu / Joâo Josè de Freitas Rodrigues
        Title:   Directors

SCHEDULE 13D

CUSIP NO. 80862K104	Page 26 of 26 Pages

Exhibit 11

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Mr. Antonio Nicolai and Mr. Maurizio Terenzi, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of (i) the beneficial ownership of equity securities of SciClone Pharmaceuticals, Inc. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder and (ii) the disposition of equity securities of SciClone Pharmaceuticals, Inc. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act.  Each of the undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 11th day of December, 2008.

SIGMA-TAU FINANZIARIA S.P.A.

By: /s/ Ugo Di Francesco
Name: Ugo Di Francesco

Title: Vice President & Chief Executive
          Officer Corporate